UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Thinka Weight Loss Corp (Name of Issuer)
Common Stock (Title of Class of Securities)
(CUSIP Number)
Charles C. Seven
Thinka Weight-Loss Corporation
18201 Von Karman Avenue, Suite 1170
Irvine, CA 92612
949-975-0077
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 20, 2003 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (  )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.

1.	Names of Reporting Persons. Charles C. Seven I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,467,000

	8.	Shared Voting Power

	9.	Sole Dispositive Power 8,850,000 (1)

	10.	Shared Dispositive Power 1,637,500 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,487,500(3)

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 50.73

14.	Type of Reporting Person IN

         (1) Mr. Charles C. Seven has the right to purchase 1,000,000 shares of common stock, and Flax-Flex Fabricators, Ltd. has the right to purchase 3,383,000 shares of common stock from William Iny and Farline Venture Corp. on or before September 21, 2003. Charles C. Seven controls the disposition of stock held by Flax-Flex Fabricators, and therefore beneficially owns and controls the stock held by Flax-Flex Fabricators, Ltd.
         (2)Ronald Robertson and Charles C. Seven, jointly, have the right to purchase prior to July 29, 2003, all of the common shares to be issued upon conversion of the 8% Convertible Debenture issued to La Jolla Cove Investments, Inc., dated January 29, 2003, which conversion is based upon market rate. If Charles C. Seven exercised such right on June 24, 2003, he would have had the right to purchase 1,637,500 shares of Common Stock, which amount is included in this report.
(3) Charles C. Seven controls the voting of 4,467,000 shares of Common Stock currently held by Flax-Flex Fabricators, Ltd. Charles C. Seven and Ronald Robertson, jointly, have the right to purchase prior to July 29, 2003, all of the common shares to be issued upon conversion of the 8% Convertible Debenture issued to La Jolla Cove Investments, Inc., dated January 29, 2003, which conversion is based upon market rate. If Charles C. Seven exercised such right on June 24, 2003, he would have had the right to purchase 1,637,500 shares of Common Stock, which amount is included in this report. Mr. Seven also has the right to purchase 1,000,000 shares of common stock and Flax-Flex Fabricators, Ltd. has the right to purchase 3,383,000 shares of common stock from William Iny and Farline Venture Corp. on or before September 21, 2003, which amount is included in this report.
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Item 1. Security and Issuer Common Stock 18201 Von Karman Ave Suite 1170 Irvine, California 92612

Item 2. Identity and Background.

(a)	Name: Charles C. Seven

(b)	Residence or business address: 18201 Von Karman Ave Suite 1170 Irvine, California 92612

(c)	Present Principal Occupation or Employment: Chief executive Officer of Thinka Weight-Loss Corporation and TransWorld benefits, Inc., 18201 Von Karman Ave, Suite 1170, Irvine, California 92612

(d)	Criminal Conviction: No

(e)	Court or Administrative Proceedings: No

(f)	Citizenship: U.S.

Item 3. Source and Amount of Funds or Other Consideration: N/A

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

N/A
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(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
N/A
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
No
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
Add one outside director
(e) Any material change in the present capitalization or dividend policy of the issuer;
None
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

No
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
No
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

No
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
No
(j) Any action similar to any of those enumerated above.
No

Item 5. Interest in Securities of the Issuer.

(a)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None.
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Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 27, 2003
By:	/s/

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